KELSO TECHNOLOGIES INC.

Consolidated Interim Financial Statements

For the nine months ended September 30, 2026

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited consolidated interim financial report of the Company has been prepared by and is the responsibility of the Company's management.  The Company's independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc. Consolidated Statements of Financial Position at September 30, 2026 and December 31, 2025 (Unaudited – Prepared by Management) (Expressed in US Dollars)

	September 30	December 31,
	2026	2025
Assets
Current
Cash (Note 5)	81,974	399,375
Accounts receivable (Note 5)	698,399	632,568
Prepaid expenses	91,643	80,015
Inventory (Note 6)	2,197,847	2,206,770
	3,069,863	3,318,728

Property, plant and equipment (Note 7)	1,877,380	1,989,845
Deferred Tax Asset (Note 17)	155,436	160,902
Intangible assets (Note 8)	1	1

TOTAL ASSETS	5,102,680	5,469,476

Liabilities
Current
Accounts payable and accrued liabilities (Note 5)	998,367	628,002
Income tax payable (Note 17)	16,104	92,104
Bank indebtedness (Note 5(b))	500,000	-
Current portion of lease liability (Note 9)	18,998	56,997
	1,533,469	777,103

Long term portion of lease liability (Note 9)	-	15,948
TOTAL LIABILITIES	1,533,469	793,051

Shareholders' Equity
Capital Stock (Note 10)	27,429,495	27,349,495
Reserves	4,810,811	4,785,166
Deficit	(28,671,095)	(27,458,236)
	3,569,211	4,676,425
TOTAL LIABILITIES AND EQUITY	5,102,680	5,469,476

Approved on behalf of the Board:

"Mark Temen" (signed)	"Paul Cass" (signed)
Mark Temen, Director	Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Operations and Comprehensive Income (Loss) For the three and nine months ended September 30, 2026 and 2025 (Expressed in US Dollars)

	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025

Revenues	$1,756,751	2,808,144	$5,751,306	8,609,426
Cost of Goods Sold	1,224,756	1,641,885	3,841,682	4,957,967

Gross Profit	531,995	1,166,259	1,909,624	3,651,459
	30.28%	41.53%	33.20%	42.41%
Expenses
Share-based expense (Note 10 (b), (c))	25,645	-	105,645	-
Management fees (Note 11)	207,418	198,000	595,077	593,000
Consulting and filing fees	8,474	8,240	174,933	95,132
Accounting and legal	67,992	174,651	328,283	430,512
Office and administration	496,425	463,036	1,404,510	1,458,683
Research	57,793	68,241	196,832	203,801
Travel	22,056	29,945	98,528	90,609
Marketing	91,631	92,854	255,085	275,844
Foreign exchange loss (gain)	13,724	(25,978)	(42,267)	(226,114)
Amortization	2,451	3,741	8,642	11,222
	993,609	1,012,730	3,125,268	2,932,689

Income (Loss) before the following	(461,614)	153,529	(1,215,644)	718,770
Other Miscellaneous Income	348	24,000	1,452	34,000

Net Income (Loss) before taxes	(461,266)	177,529	(1,214,192)	752,770
Income tax recovery (expense)	(5,000)	9,590	(10,000)	10,036

Net Income (Loss) for the Period from continuing operations	(466,266)	187,119	(1,224,192)	762,806

Net Income (Loss) for the Period from discontinued operations (Note 16)	11,365	(4,268)	11,333	(95,493)

Net Comprehensive Income (Loss) for the Period	(454,901)	182,851	(1,212,859)	667,313

Basic and Diluted Earnings
(Loss) Per Share from continuing operations	(0.01)	0.00	(0.02)	0.01
Basic and Diluted Earnings
(Loss) Per Share from discontinued operations	0.00	(0.00)	0.00	(0.00)
Weighted Average Number of Common Shares Outstanding
Basic	56,100,085	55,160,086	55,700,085	55,160,086
Diluted	56,100,085	55,160,086	55,700,085	55,160,086

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Changes in Equity For the nine months ended September 30, 2026 and years ended December 31, 2025 and 2024 (Expressed in US Dollars)

	Capital Stock
	Number of
	Common
	Shares	Amount	Reserve	Deficit	Total
Balance, December 31, 2023	54,443,422	$27,183,439	$4,820,145	(23,283,336)	$8,720,248
Shares issued for RSUs	716,664	152,020	(152,020)	-	-
Share-based expense	-	-	165,510	-	165,510
Repurchase of RSUs	-	-	(34,431)	-	(34,431)
Net loss for the year	-	-	-	(4,622,297)	(4,622,297)
Balance, December 31, 2024	55,160,086	$27,335,459	$4,799,204	(27,905,633)	$4,229,030
Shares issued for RSUs	139,999	14,036	(14,036)	-	-
Share-based expense	-	-	13,969	-	13,969
Repurchase of RSUs	-	-	(13,971)	-	(13,971)
Net income for the year	-	-	-	447,397	447,397
Balance, December 31, 2025	55,300,085	$27,349,495	$4,785,166	(27,458,236)	$4,676,425
Shares issued for RSUs	800,000	80,000	(80,000)	-	-
Share-based expense	-	-	105,645	-	105,645
Repurchase of RSUs	-	-	-	-	-
Net loss for the period	-	-	-	(1,212,859)	(1,212,859)
Balance, September 30, 2026	56,100,085	$27,429,495	$4,810,811	(28,671,095)	$3,569,211

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Cash Flows For the nine months ended September 30, 2026 and 2025 (Expressed in US Dollars)

	Sept 30,2026	Sept 30,2025
Operating Activities
Income (loss) from continuing operations	(1,224,192)	762,806
Items not involving cash
Amortization of equipment and patent	69,850	73,586
Share-based expense	105,645	-
Foreign exchange	(42,267)	(226,114)
	(1,090,964)	610,278
Changes in working capital
Accounts receivable	(36,215)	205,377
Prepaid expenses and deposit	(35,778)	(105,535)
Inventory	8,923	372,265
Accounts payable and accrued liabilities	348,366	(468,772)
Income tax payable	(54,000)	(55,500)
	231,296	(52,165)
Cash Operating Activities from Continuing Operations	(859,668)	558,113
Cash Operating Activities from Discontinued Operations	53,947	(204,781)
	(805,721)	353,332
Investing Activities
Proceeds from sale of equipment	-	-
Cash Investing Activities from Continuing Operations	-	-
Cash Investing Activities from Discontinued Operations	-	114,269
		114,269
Financing Activities
Advances on line of credit	500,000	-
Cash Financing Activities from Continuing Operations	500,000	-
Cash Financing Activities from Discontinued Operations	(53,947)	(11,764)
	446,053	(11,764)
Foreign exchange effect on cash	42,267	226,114

Inflow (Outflow) of Cash	(317,401)	681,951
Cash, Beginning of Period	399,375	153,147
Cash, End of Period	81,974	835,098

Supplemental Cash Flow Information (Note 12)

See notes to consolidated financial statements

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non- hazardous commodities during transport.  In addition, the Company was previously developing proprietary service equipment to be used in transportation applications. During the year ended December 31, 2024, the Company ceased development activities within its subsidiary, KIQ X Industries Inc. ("KIQ X"), related to the active suspension control system (Note 16).

The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS" and used to trade on the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company delisted from the NYSE on March 26, 2024. The Company's head office is located at 305-1979 Old Okanagan Hwy, West Kelowna, British Columbia, V4T 3A4.

2. BASIS OF PREPARATION

(a) Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Basis of presentation and consolidation:

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc. (ceased), and KIQ Industries Inc. (ceased) which are all Nevada, USA corporations as well as KIQ X Industries and KXI Wildertec Industries Inc. (ceased), which were incorporated in British Columbia, Canada. Intercompany transactions and balances have been eliminated in consolidation.  Subsidiaries are consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated in consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency:

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty:

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes:

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii) Functional currency:

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures:

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued):

Significant management judgments (continued)

(iv) Treatment of restricted share units:

The treatment of restricted share units ("RSUs") requires management to apply judgment in assessing the terms and conditions of the grant, as well as the historical method of settlement, to determine whether RSUs will be equity-settled or cash-settled.

(v) Assets held for sale and discontinued operations:

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management includes the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale, and the period of time any amounts have been classified within assets held for sale. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of operations and comprehensive income loss.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(i) Impairment of long-lived assets:

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and those not in use are tested for impairment annually. When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued):

Estimation uncertainty (continued)

(i) Impairment of long-lived assets (continued):

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets:

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories:

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices or decline in customer demands may result in excess or obsolete inventory. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(iv) Share-based expense:

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income loss and credited to reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted for share-based payments made to employees or others providing similar services. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires making assumptions to determine the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option or warrant, volatility, expected forfeiture rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's share-based awards. Warrant liabilities are accounted for as derivative liabilities as they are exercisable in Canadian dollars (note 10). Stock options granted on July 1, 2026 include a market-based vesting condition (a share price target) and were valued using a Monte Carlo simulation model.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued):

Estimation uncertainty (continued)

(iv) Share-based expense (continued):

The key estimates are the expected volatility of the Company's share price (50%) and the probability and expected timing of achieving the share price target, which determine the expected vesting period over which the expense is recognized. Equity-settled restricted and deferred share units are measured using the fair value of the shares on the grant date. Cash-settled restricted and deferred share units are measured using the fair value of the shares on the settlement date (Note 10).

(v) Allowance for credit losses:

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.  Historically, adjustments related to credit losses have not had a material impact on the Company's financial statements.

(vi) Lease liability:

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms, and security in a similar environment. The Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

(e) Approval of the consolidated financial statements:

The consolidated financial statements of the Company for the period ended September 30, 2026 were approved and authorized for issue by the Board of Directors on November 5, 2026.

(f) New accounting standards issued but not yet effective:

The following standards have been issued by the IASB but are not yet effective. The Company has not early adopted any of these standards and is continuing to assess their impact in advance of their respective effective dates.

  IFRS 18 Presentation and Disclosure in Financial Statements is effective for annual periods beginning on or after January 1, 2027 and will replace IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes to the structure and presentation of the statement of profit or loss, including new required categories and subtotals, and expands disclosure requirements.
  IFRS 19 Subsidiaries without Public Accountability: Disclosures is effective for annual periods beginning on or after January 1, 2027. This standard permits eligible subsidiaries that are not publicly accountable to apply reduced disclosure requirements under IFRS Accounting Standards.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES

The following is a summary of material accounting policies:

(a) Inventory:

Inventory components include raw materials and supplies used to assemble valves and other products, as well as finished valves and other finished products. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence. When a circumstance that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The amount of the reversal is limited to the amount of the original write-down.

(b) Intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents	- 5 years
Rights	- 2 years
Intellectual Property	- 7 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition:

Revenues from the sale of valves, manway securement systems, and related products are recognized when the Company satisfies its performance obligations under the customer contract, which typically consists of a purchase order. The Company's performance obligations generally include the manufacture and delivery of the specified products.

Revenue, net of discounts, is recognized when control of the goods transfers to the customer, which depends on the applicable shipping terms. For sales under FOB shipping point terms, revenue is recognized upon shipment of the goods. For sales under FOB destination terms, revenue is recognized upon delivery of the goods to the customer's specified location. Revenue is recognized only when collection of the consideration is reasonably assured.

(e) Impairment of long-lived assets:

The Company's tangible and intangible assets with definite useful lives are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. Intangible assets not yet available for use or those with indefinite useful lives are tested annually for impairment. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(f) Income taxes:

(i) Current and deferred income taxes:

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax:

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; or (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income (loss).

(g) Foreign currency translation:

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES  (Continued)

(h) Earnings per share:

The Company presents basic earnings per share data for its common shares by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method, whereby the proceeds assumed to be received on the exercise of dilutive options, warrants, and similar instruments are used to hypothetically repurchase common shares at the average market price for the period.

Instruments that would be anti-dilutive are excluded from the diluted earnings per share calculation. For the period ending September 30, 2026, 203,329 RSUs and 4,500,000 stock options outstanding were excluded on this basis. For the year ended December 31, 2025, all previously outstanding stock options expired during the year.

(i) Share-based expense:

The Company has an Omnibus Equity Incentive Plan, which replaced the legacy stock option plan, restricted share unit plan and deferred share unit plan for future grants, as described in Note 10. The Company grants equity-settled share-based awards to directors, officers and employees, and consultants. Share-based expense to employees is measured at the fair value of the equity instruments at the grant date. The fair value of share options is measured using the Black-Scholes option pricing model or, for options with a market-based vesting condition, a Monte Carlo simulation model that incorporates the market condition. Restricted and deferred share units are measured using the fair value of the shares on the grant date.  The share-based expense to employees is recognized over the vesting period using the graded vesting method. For awards with both a service condition and a market condition, the grant date fair value includes the effect of the market condition and is recognized on a straight-line basis over the expected vesting period determined at the grant date. The expense is not reversed if the market condition is not achieved, provided that the service condition is satisfied.

Fair value of share-based expenses for non-employees is recognized and measured at the date the good or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instrument issued.

For both employees and non-employees, the fair value of equity-settled share-based expense is recognized on the consolidated statements of operations and comprehensive income loss, with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of awards expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock. When restricted share units ("RSUs") are settled in shares, the recorded fair value is transferred from reserves to capital stock.

For both employees and non-employees, the fair value of cash-settled RSUs is recognized as share-based expense, with a corresponding increase in RSU liability over the vesting period. The amount recognized as an expense is based on the estimate of the number of RSUs expected to vest. Cash-settled RSUs are measured at their fair value at each reporting period on a mark-to-market basis. Upon vesting of the cash settled RSUs, the RSU liability is reduced by the cash payout.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(i) Share-based expense (continued):

After the initial grant of RSUs, the Company may determine that equity-settled awards should be treated as cash-settled going forward. In this instance, the change is accounted for as a modification of the original awards. On the date of modification, a liability is recognized based on the fair value of the vested awards to date. A corresponding reduction in reserves is recognized only to the extent of the fair value of the original awards. Any incremental fair value of the cash-settled award over the equity-settled award on modification date is recognized immediately in share-based expense.

(j) Capital stock:

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options and warrants. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (Note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using an option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to capital stock. The proceeds generated from the payment of the exercise price are also allocated to equity. There were no warrants outstanding as at September 30, 2026.

(k) Financial instruments:

(i) Financial assets:

Initial recognition and measurement

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES  (Continued)

(k) Financial instruments (continued):

(i) Financial assets (continued):

A financial asset is measured at amortized cost if it meets the conditions that: i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income loss. The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance. The Company classifies accounts receivable, prepaid expenses and deposits as measured at amortized cost.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• The contractual rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued):

(ii) Financial liabilities (continued):

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies accounts payable and accrued liabilities, income tax payable and lease liabilities as measured at amortized cost.

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies derivative warrant liability and RSU liability as measured at FVTPL.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive income loss.

(iii) Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(l) Leases (continued):

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• Fixed payments, including in-substance fixed payments;

• Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• Amounts expected to be payable under a residual value guarantee;

• The exercise price under a purchase option that the Company is reasonably certain to exercise;

• Lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• Penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES  (Continued)

(m) Research and development:

The Company incurs costs on activities that relate to research and development of new products. Research and development costs are expensed, except in cases where development costs meet certain identifiable criteria for deferral, including technical and economic feasibility. Development costs are capitalized only if the expenditures can be reassured reliably, the product or process is technically and commercial feasible, future economic benefits, including alternative use, are probable, and the Company intends to, and has sufficient resources to, complete development and to use or sell the asset. Deferred development costs are amortized over the life of related commercial production, or in the case of serviceable property and equipment, are included in the appropriate property group and are depreciated over the estimated useful life. As at September 30, 2026, the Company has capitalized $1 (Dec 31, 2025 - $1) of research and development costs as part of intellectual property (Note 8). The Company applies for the Canada Revenue Agency Scientific Research and Experimental Development (CRA SRED) tax credit and recognizes the credit as a tax asset in the year in which it is received.

(n) Provisions and contingent liabilities:

The Company had no material commitments for capital expenditures, leases (beyond those recognized), purchase obligations, guarantees or other contractual arrangements requiring disclosure. Provisions for losses arising from claims, litigation and other sources are recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reasonably estimated. Provisions are adjusted as additional information becomes available or circumstances change. Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. No provisions have been recognized or contingent liabilities disclosed in these consolidated financial statements in respect of the above for the period ended September 30, 2026 and the year ended December 31, 2025.

(o) Comprehensive (Loss) Income:

The Company includes and classifies in comprehensive (loss) income unrealized gains and losses arising from foreign currency translation adjustments and is also included in accumulated other comprehensive income (loss) in the Statement of Changes in Equity.  For each of the periods presented, unrealized gains and losses from foreign currency translations were not material and accordingly, no activity is shown.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity. The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. There have been no changes to the Company's approach to capital management during the nine months ended September 30, 2026 and twelve months ended December 31, 2025.  Management reviews the capital structure on a regular basis to ensure the above objectives are met. The Company is not subject to externally imposed capital requirements.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, accounts payable and income tax payable, as their carrying values approximate their fair values due to their short-term nature. The RSU liability is classified as level 1 as its value is based on the market price of the Company's common shares. The lease liability is classified as level 3.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $81,974 (2025 - $399,375).

The Company considers its cash deposits to present low credit risk. The majority of cash balances are held with regulated financial institutions whose deposits are eligible for coverage under the Federal Deposit Insurance Corporation ("FDIC") in the United States and the Canada Deposit Insurance Corporation ("CDIC") in Canada. As the Company's total cash balance of $81,974 is within the standard coverage limits of both schemes, substantially all of the cash balance is expected to be protected under applicable deposit insurance, significantly mitigating the Company's exposure to credit loss on cash.

With respect to its accounts receivable, the Company assesses the credit ratings of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to customers' accounts receivable and maximum exposure thereto is $680,503 (Q3:2025 - $815,310). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $319,924 (Q3:2025 - $345,981), Customer B is $3,654 (Q3:2025 - $6,750), Customer C is $22,975 (Q3:2025 - $163,598), and Customer D is $54,350 (Q3:2025 - $47,832) (Note 13).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the customers' accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. The Company's aging of customer accounts receivable, excluding goods and services tax and other receivables of $17,896, at September 30, 2026 and 2025 is as follows:

	September 30,	September 30,
	2026	2025
Current	$584,904	$752,559
1 - 60 days	68,049	72,135
61 days and over	27,550	(9,384)
	$680,503	$815,310

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At September 30, 2026, the Company has $81,974 (2025 - $399,375) of cash to settle current liabilities of $1,533,469 (2025 - $777,103) consisting of the following: accounts payable and accrued liabilities of $998,367 (2025 - $628,002), bank indebtedness of $500,000 (2025 - $0), income tax payable of $16,104 (2025 - $92,104), the current portion of lease liability of $18,998 (2025 - $56,997), and RSU liability of $0 (2025 - $0). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liability is approximately $Nil (2025 - $15,948) due within one to three years (Note 9).

As at September 30, 2026, $500,000 was drawn on the line of credit and $500,000 remained available. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At September 30, 2026, the WSJ Prime Rate was 7.00%. The line of credit is secured by a general security agreement over the Company's assets.

(c) Market risk:

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the Company's fair value or future cash flows may fluctuate as a result of changes in market interest rates. As at September 30, 2026 and December 31, 2025, the Company is not exposed to significant interest rate risk. The Company's exposure is limited to its line of credit, which bears interest at a variable rate based on the WSJ Prime Rate, as described above. Management does not believe that fluctuations in interest rates would have a material impact on the Company's financial position or results of operations.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(c) Market risk (continued):

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2026 and December 31, 2025, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	September 30,	December 31,
	2026	2025
Cash	$15,245	$8,607
Accounts receivable	3,086	7,320
Accounts payable and accrued liabilities	(26,760)	(72,945)
	$(8,429)	$(57,018)

Based on the above, assuming all other variables remain constant, a ~9% (2025 - 9%) weakening or strengthening of the USD against the CAD would result in approximately $759 (2025 - $5,132) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income loss. Foreign exchange rate movements adversely affected the Company's results for the three months ended September 30, 2026 while the Company benefitted for the nine months ended September 30, 2026. Because such impacts are inherently volatile, further adverse movements in exchange rates could result in material foreign exchange losses in future periods.

(d) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

6. INVENTORY

	September 30,	December 31,
	2026	2025
Finished goods	$82,547	$94,022
Raw materials and supplies	2,115,300	2,112,748
	$2,197,847	$2,206,770

For the period ended September 30, 2026, included in cost of goods sold is $3,021,605 (September 30, 2025 - $3,967,119) of direct material costs recognized as expense.

Inventory Write-Off at Year end FY2025

Starting FY2025, inventory write-offs totaling $46,232 were included in the cost of goods sold, whereas in prior years this amount was accounted for separately in other expenses.

As part of its December 31, 2025 year-end inventory review, the Company assesses all stock-keeping units ("SKUs") against current and forecast production requirements to identify items that are unlikely to be consumed within a reasonable timeframe or that are otherwise impaired. During the year ended December 31, 2025, this review identified certain raw materials and components with a carrying value of $46,232 (2024 - $588,505; 2023 - $214,225) that were determined to have a net realizable value of $nil and were accordingly written off and recognized as an expense in the consolidated statement of operations and comprehensive income.

The write-offs arose from two categories:

(i) Usage-based obsolescence:

Certain SKUs were identified as having no planned usage within the next twelve months based on current production schedules and customer order forecasts. These items relate to components that are specific to legacy valve configurations or product lines that the Company no longer actively produces. As there is no alternative internal use and no active resale market for these specialized components, management concluded that their net realizable value (NRV) is nil.

(ii) Excess quantity on hand:

The Company operates in the rail tank car equipment industry, which is characterized by long product life cycles typically spanning a decade or more. Given this business model, the Company considers a ten-year forward consumption horizon to be a reasonable basis for assessing the recoverability of inventory quantities. Commencing in the year ended December 31, 2025, the Company introduced an additional criterion to its inventory review whereby SKUs with a quantity on hand exceeding twenty years of supply relative to current consumption rates are identified for write-off assessment. This criterion will be applied consistently in all future periods as part of the Company's ongoing NRV review process.

Certain SKUs identified under this criterion were written off in the current year on the basis that quantities extending beyond a twenty-year supply horizon cannot reasonably be expected to be consumed or sold in the ordinary course of business. The extended holding period required to deplete these quantities, together with the associated carrying costs and the risk of technological change or product configuration updates rendering the materials unusable, results in a net realizable value of nil. The Company has determined that the difference between applying a twenty-year and a ten-year threshold for purposes of this assessment is not material to the consolidated financial statements.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production		ROU
Cost	Land	Building	Improvements	Equipment	Prototypes	Asset	Total
Balance, December 31, 2023	$12,558	$2,963,983	$43,715	$1,032,070	$3,925,375	$316,470	$8,294,171
Additions	-	-	-	69,245	758,454	219,408	1,047,107
Disposals	-	-	-	(134,121)	-	-	(134,121)
Lease reduction (Note 9)	-	-	-	-	-	(162,238)	(162,238)
Impairment (Note 16)	-	-	-	(55,047)	(585,843)	-	(640,890)
Transfer to assets held for sale (Note 16)	-	-	-	(10,425)	(79,294)	-	(89,719)
Balance, December 31, 2024	$12,558	$2,963,983	$43,715	$901,722	$4,018,692	$373,640	$8,314,310
Additions	-	-	-	-	-	-	-
Disposals	-	-	-	(35,563)	-	(8,558)	(44,121)
Balance, December 31, 2025	$12,558	$2,963,983	$43,715	$866,159	$4,018,692	$365,082	$8,270,189
Additions	-	125	-	-	-	-	125
Disposals	-	-	-	-	-	-	-
Balance, September 30, 2026	$12,558	$2,964,108	$43,715	$866,159	$4,018,692	$365,082	$8,270,314

Accumulated Amortization
Balance, December 31, 2023	$-	$965,163	$43,715	$819,906	$3,010,363	$299,848	$5,138,995
Amortization	-	78,762	-	48,557	1,008,328	74,001	1,209,648
Disposals	-	-	-	(79,878)	-	(117,004)	(196,882)
Balance, December 31, 2024	$-	$1,043,925	$43,715	$788,585	$4,018,691	$256,845	$6,151,761
Amortization	-	78,636	-	-	-	65,623	144,259
Disposals	-	-	-	(15,677)	-	-	(15,677)
Balance, December 31, 2025	$-	$1,122,561	$43,715	$772,908	$4,018,691	$322,468	$6,280,343
Amortization	-	55,794	-	14,183	-	42,614	112,591
Disposals	-	-	-	-	-	-	-
Balance, September 30, 2026	$-	$1,178,355	$43,715	$787,091	$4,018,691	$365,082	$6,392,934

Carrying Value
December 31, 2024	$12,558	$1,920,058	$-	$113,137	$1	$116,795	$2,162,549
December 31, 2025	$12,558	$1,841,422	$-	$93,251	$1	$42,614	$1,989,845
September 30, 2026	$12,558	$1,785,753	$-	$79,068	$1	$-	$1,877,380

Included in cost of goods sold is $61,209 (2025 - $63,589) of amortization related to property, plant and equipment.

Included in amortization expense is $8,642 (2025 - $11,222) of amortization related to property, plant and equipment.

Included in research expense is $Nil (2025 - $Nil) of amortization related to property, plant and equipment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Intellectual Property	Total
Balance, December 31, 2023	$40,840	$672,959	$471,311	$1,185,110
Additions	-	-	-	-
Impairment (Note 16)	-	-	(471,310)	(471,310)
Balance, December 31, 2024	$40,840	$672,959	$1	$713,800
Accumulated Amortization
Balance, December 31, 2023	$40,840	$672,959	$-	$713,799
Amortization	-	-	-	-
Balance, December 31, 2024 and December 31, 2025	$40,840	$672,959	$-	$713,799
Carrying Value
December 31, 2025 and September 30, 2026	$-	$-	$1	$1

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement.

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G&J Technologies, Inc. (the "Vendor"). The Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month. The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As of September 30, 2026 and December 31, 2025, the Company has not earned any revenue from the sale of the Products.

On March 3, 2021, the Company terminated the technology development agreement, including the consulting agreement for $10,000 per month. The Company will still be liable for the 2.5% royalty. This termination was in the arbitration process and a judgment was rendered on April 25, 2023, awarding G&J Technologies Inc. $465,360 for termination fees, asset payment issued and legal fees and recorded in termination settlement. All amounts awarded were paid during the year ended December 31, 2023.

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. This agreement was terminated by the Company in mid 2024. The Agreement consists of total payments of $579,482 ($810,000 CAD), (subject to milestones being met). Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purpose of manufacturing and selling the related products. The royalty payment for the license will be $19,316 ($27,000 CAD) per year for a period of 10 years (the "License Fee") with the first-year fee waived and the second year discounted 50%. If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived. The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $35,770 ($50,000 CAD). As at September 30, 2026 and December 31, 2025, the Company had a deposit of $nil (2025 - $nil) to be applied over the term of the Agreement.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

9. LEASE LIABILITY

The Company has a lease agreement for its warehouse space in West Kelowna, British Columbia.

The continuity of the lease liability for the period ended September 30, 2026 and December 31, 2025 are as follows:

Lease liability	Total
Lease liability, December 31, 2024	$115,903
Lease payments	(42,958)
Lease liability, December 31, 2025	$72,945
Lease payments	(53,947)
Lease liability, September 30, 2026	$18,998
Current portion	$18,998
Long-term portion	-
$18,998

During the year ended December 31, 2024, the Company entered into a new lease, commencing February 1, 2024, for a period of three years. The new lease resulted in an increase to the lease liability of $383,391. On September 6, 2024, the lease was renegotiated to reduce the lease space in use, which resulted in a lease liability reduction of $178,025. On April 7, 2025, the company subleased the remaining space but still retains the lease obligations in accordance with accounting standards. The Company's sublease agreement is structured so that the monthly payment received from the subtenant matches the Company's own monthly lease obligation. This arrangement ensures that the sublease income offsets the contractual fixed amount required under the original lease, resulting in a net-zero effect on monthly cash flow.

10. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

(a) Common shares:

On May 16, 2026, the Company granted 800,000 restricted share units that vested immediately and were settled through the issuance of 800,000 common shares. The grant-date fair value of $80,000 was recognized as share-based expense, and on settlement was transferred from reserves to capital stock. No cash consideration was received.

During the twelve months ended December 31, 2025, the Company issued 139,999 common shares at fair market value on the dates of the award grants for total consideration of $14,036. These shares were issued pursuant to RSU agreements.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options:

The Company has an Omnibus Equity Incentive Plan (the "Plan"), which was approved by shareholders on June 3, 2025 and under which stock options, RSUs, DSUs and other share-based awards may be granted to directors, officers, employees and consultants as determined by the Board of Directors, as plan administrator. The Plan replaces the Company's legacy stock option, RSU and DSU plans for future grants; awards outstanding under the legacy plans continue to be governed by those plans. The aggregate number of common shares issuable on exercise of stock options granted under the Plan and any other security-based compensation arrangement may not exceed 10% of the Company's issued and outstanding common shares from time to time, and the aggregate number of common shares issuable under all other awards granted under the Plan, including RSUs and DSUs, may not exceed 5,516,009 common shares. The number of common shares issuable to insiders at any time, or issued to insiders within any one-year period, under all security-based compensation arrangements may not exceed 10% of the issued and outstanding common shares. The exercise price of an option may not be less than the fair market value of the common shares, being the higher of the five-day volume weighted average trading price and the closing price of the common shares on the TSX on the grant date. Options expire no later than ten years from the date of grant, and the vesting terms of each option, which may include performance conditions, are determined by the plan administrator. Each option can be exercised to acquire one common share of the Company.

On July 1, 2026, the Company granted 4,500,000 stock options under the Plan to directors and officers (3,000,000 to officers and 1,500,000 to independent directors) at an exercise price of C$0.15 per common share, expiring on July 1, 2031. The options vest on the later of (i) the first anniversary of the grant date, subject to continued service, and (ii) the date on which the 30-trading-day volume weighted average price of the Company's common shares on the Toronto Stock Exchange equals or exceeds C$0.30 (a market condition). Unvested options are forfeited on termination of service, subject to the terms of the Plan. None of the options were exercisable at September 30, 2026.

The grant date fair value of C$0.0589 per option (US$0.0415) was estimated using a Monte Carlo simulation model, which reflects the market condition, using the following assumptions: share price at grant date C$0.15; exercise price C$0.15; expected volatility 50%; risk-free interest rate 3.1%; dividend yield nil; contractual life of five years; and an expected vesting period of 1.83 years. Expected volatility was based on the historical trading range of the Company's common shares. The total grant date fair value of US$186,526 is recognized over the expected vesting period.

Options to purchase common shares have been granted to directors, officers, employees and consultants as follows:

Exercise	Expiry	December 31,			Forfeited/	September 30,
Price	Date	2025	Granted	Exercised	Expired	2026
C$0.15	July 1, 2031	-	4,500,000	-	-	4,500,000
Total outstanding		-	4,500,000	-	-	4,500,000
Total exercisable		-	-	-	-	-

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options (continued):

A summary of the Company's stock options as at September 30, 2026 and December 31, 2025 and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding and exercisable, December 31, 2024	950,000	$0.75
Expired	(200,000)	$0.76
Expired	(750,000)	$0.75
Outstanding and exercisable, December 31, 2025	-	-
Granted	4,500,000	C$0.15
Outstanding, September 30, 2026	4,500,000	C$0.15
Exercisable, September 30, 2026	-	-

The weighted average contractual life for the remaining options at September 30, 2026 is 4.75 years (December 31, 2025 - Nil years).

Share-based expense

Share-based expense of $25,645 (2025 - $Nil) was recognized in the three and nine months ended September 30, 2026 for stock options. At September 30, 2026, unrecognized share-based expense related to unvested options was $160,881, which is expected to be recognized over a weighted average period of 1.58 years.

(c) Restricted share units:

On April 28, 2021, the Company implemented a Restricted Share Unit Plan (the "RSU Plan"). Pursuant to the RSU Plan, the Company will grant RSUs to directors, officers, employees, and consultants for services as approved from time to time by the Board. The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements. The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors. Effective June 3, 2025, the RSU Plan was replaced by the Omnibus Equity Incentive Plan (Note 10(b)) for future grants of RSUs; RSUs granted under the RSU Plan continue to be governed by it until settled, expired or cancelled. The 800,000 RSUs granted on May 16, 2026 were granted under the Omnibus Equity Incentive Plan.

A summary of the Company's RSUs as at September 30, 2026 and December 31, 2025 and changes for the periods then ended, are as follows:

Outstanding December 31, 2024	541,657
Settled	(139,999)
Repurchased	(198,329)
Outstanding December 31, 2025	203,329
Granted	800,000
Settled	(800,000)
Outstanding September 30, 2026	203,329

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(c) Restricted share units (continued):

For the period ended September 30, 2026, the Company issued 800,000 common shares valued at $80,000 (2025 - $Nil). These shares were issued pursuant to RSU agreements. During the year ended December 31, 2025, the Company did not grant any RSUs.

During the year ended December 31, 2025, the Company repurchased 198,329 (2024 - 251,667) equity-settled RSUs with a fair value of $34,250 (2024 - $38,655) through a cash payment of $31,732 (2024 - $32,625) based on an average share price of $0.16 (2024 - $0.13) on vesting date and recorded a gain on repurchase of RSUs of $2,518 (2024 - $6,030).

No cash-settled RSU liability was outstanding at September 30, 2026 or December 31, 2025. The 203,329 RSUs have not vested as of September 30, 2026 and have a weighted average life of 0.05 years and are insignificant in value.

(d) Deferred share units:

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan"). Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board. The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements. At September 30, 2026 and December 31, 2025, no DSUs have been granted to non-employee directors. Effective June 3, 2025, the DSU Plan was replaced by the Omnibus Equity Incentive Plan (Note 10(b)) for future grants of DSUs.

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company consist of the following amounts:

For the Nine Months Ended	September 30,	September 30,
	2026	2025
Management Compensation	$595,077	$593,000
Directors' fees	$86,250	$95,625
Share Based Compensation	$40,645	-
	$721,972	$688,625

Share-based compensation above includes $25,645 in respect of the 4,500,000 stock options granted on July 1, 2026 to directors and officers (3,000,000 options to officers - $17,097; 1,500,000 options to independent directors - $8,548) (Note 10(b)).

In addition to the amounts presented above, during the nine months ended September 30, 2026 the Company recognized $65,000 of non-cash share-based compensation (2025 - $Nil) in respect of consulting, severance and bonus obligations owed to the former Chief Executive Officer, which were settled through the issuance of common shares upon the vesting of restricted share units (Note 10).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

12. SUPPLEMENTAL CASH FLOW INFORMATION

	September 30,	September 30,
	2026	2025
Interest Paid	$16,663	$6,552

13. SIGNIFICANT CUSTOMERS

The following table represents sales to the Company's significant customers for the nine months ended September 30. Customer A accounted for more than 10% of revenues in both periods, and Customer B accounted for more than 10% of revenues in 2025:

	September 30,	September 30,
	2026	2025
Customer A	$3,344,671	$3,801,419
Customer B	$550,297	$1,440,174
Customer C	$260,146	$779,276
Customer D	$256,465	$572,924

The customers are major US corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

14. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the period ended September 30, 2026 amounted to $1,904,873 (2025 - $2,009,218).

15. SEGMENT INFORMATION

Historically, the Company operated two reportable segments. During the year ended December 31, 2024, the Company ceased operations in its KXI segment, which has been presented as a discontinued operation (Note 16).

As a result, during the period ended September 30, 2026 and the year ended December 31, 2025, the Company operated one reportable business segment, with operations and long-term assets located in the United States. This segment consists of the design, production, and distribution of proprietary products for the rail sector. As at September 30, 2026, long-term assets attributable to this segment totaled $1,877,378 (2025 - $1,989,843).

Prior to the cessation of operations, the KXI segment was engaged in the development of a heavy-duty suspension control system for off-road vehicles, with assets located in Canada. As at September 30, 2026, long-term assets of $2 related to this discontinued activity (2025 - $2).

16. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

During the year ended December 31, 2024, the Company ceased operations of its KXI HD control system (within its wholly-owned subsidiary, KIQ X Industries ("KIQ X"). Management determined the operations of KIQ X to have met the definition of discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

16. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

Consequently, the operations of KIQ X have been classified separately from the Company's continuing operations to show a loss from discontinued operations as a single line in the consolidated statements of operations and comprehensive income loss.

As a result of ceasing operations within KIQ X, indicators of impairment existed leading to a test of the recoverable amount of the KIQ X cash-generating unit, which consists of equipment, prototypes and intangible assets. A value-in-use calculation is not applicable as the Company does not have any expected cash flows from using the assets at this stage. In estimating the fair value less costs of disposal, management estimated a recoverable amount of $NIL representing no pending sale transactions as at September 30, 2026 and December 31, 2025. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy. There were no instruments transferred in or out of Level 3 during the period ending September 30, 2026 and fiscal year ended December 31, 2025.

For the three and nine months ended September 30, 2026 and 2025 the loss from discontinued operations relate to the following:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025

Expenses
Consulting and filing fees	-	-	-	2,500
Accounting and legal	-	-	-	18,125
Office and administration	-	-	-	22,259
Foreign exchange loss (gain)	-	-	-	25,574
Amortization	2,885	19,865	42,614	61,705

Loss before the following	(2,885)	(19,865)	(42,614)	(130,163)
Sale of Property Plant & Equipment	-	15,597	-	34,670
Gain on sublease of ROU asset lease	14,250	-	53,947	-

Net Loss from Discontinued Operations	11,365	(4,268)	11,333	(95,493)

Cash flows
Operating activities	14,250	15,597	53,947	(204,781)
Investing activities	-	-	-	114,269
Financing activities	(14,250)	(15,597)	(53,947)	(11,764)
Cash flows used in discontinued operations	-	-	-	(102,276)

17. INCOME TAXES

The Company has $8,450,000 in non-capital losses in Canada that relate to discontinued operations. These losses may be applied against future taxable income within KIQ X, if any, and expire between 2039 and 2045. As of September 30, 2026, the Company had current income tax obligations of $16,104 (December 31, 2025 - $92,104) in the United States, consisting of federal income tax and Texas franchise tax.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the nine months ended September 30, 2026 and 2025 (Unaudited – Prepared by Management)(Expressed in US Dollars)

17. INCOME TAXES (Continued)

The tax effect items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Deferred income tax assets (liabilities)
Non-capital loss carry-forwards	$54,777	$110,785
Deferred income tax assets - investment credits	$160,902	$0
Excess of carrying value over tax value of property, plant and equipment	($54,777)	($110,785)
Total net deferred tax asset (liability)	$160,902	$0

Significant unrecognized tax benefits and unused tax losses for which no deferred tax assets is recognized as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Non-capital losses carried forward	$2,378,160	$2,631,428
Intangible assets	235,980	235,980
Lease liability	20,233	31,294
Unrecognized deductible temporary differences	$2,634,373	$2,898,702

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate to loss before income taxes as follows:

	2025	2024
Pretax Income (loss)	$380,838	$(4,622,297)
Statutory income tax rate	27.00%	27.00%
Income tax benefit computed at statutory tax rate	102,826	(1,248,020)
Items not deductible for income tax purposes	17,271	413,516
Under provision of taxes in prior years	(100,730)	63,706
Change in timing differences	(12,621)	79,743
Impact of foreign exchange on tax assets and liabilities	(20,958)	59,914
Investment Credits (SRED)	(160,902)	0
Unused tax losses and tax offsets not recognized	86,755	847,064
Income tax expense (recovery)	(88,359)	215,923
Texas margin tax and branch tax	21,800	20,530
Income tax expense (recovery)	($66,559)	$236,453